SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 15, 2014

Commission File Number	Translation of registrant's name into English; Address of principal executive offices
BHP Billiton Limited (ABN 49 004 028 077) 171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA
-	BHP Billiton Plc (REG. NO. 3196209) NEATHOUSE PLACE, LONDON, UNITED KINGDOM

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

NEWS RELEASE

Release Time
IMMEDIATE

Date
15 April 2014

Number
07/14

APPOINTMENT OF NON-EXECUTIVE DIRECTOR

BHP Billiton Chairman, Jac Nasser, today announced the appointment of Malcolm Brinded to the BHP Billiton Board as an independent Non-executive Director, and a member of the Sustainability Committee, effective as of today.

Mr Brinded served on the Royal Dutch Shell plc Board of Directors between 2002 and 2012.

During his 37 year career with Shell he held leadership roles including Executive Director of Exploration and Production, Executive Director of Upstream International and UK Country Chair and Upstream Managing Director.

Mr Brinded is a Non-executive Director of the Network Rail Board in the UK, where he chairs the Safety, Health and Environment Committee, and a Non-Executive Director with global engineering consultancy CH2M Hill, where he chairs the Governance Committee.

Mr Brinded is also Chairman of the Shell Foundation, and Vice President of The Energy Institute in the UK.

Mr Nasser said Mr Brinded’s appointment reflected the structured and rigorous approach to the Company’s Board succession and planning.

“Malcolm’s deep experience in energy, governance and sustainability will make a significant contribution to the Board as we identify and address the future needs of the business and the communities in which we operate,” he said.

His appointment to the BHP Billiton Board takes the number of Non-executive Directors to 13. Mr Nasser highlighted the size of the Board reflected overlapping tenures required to successfully manage Board succession.

Malcolm Brinded

Mr Brinded, 61, served on the Royal Dutch Shell plc Board of Directors between 2002 and 2012. He had a 37 year career with the global oil and gas company working in the United Kingdom, Brunei, the Netherlands, and Oman.

Between 2009 and 2012, Mr Brinded was the Executive Director of the Upstream International business. Prior to this role he served as Executive Director in charge of Shell’s Exploration and Production business unit; Managing Director responsible for Gas and Power, Trading and IT; Shell UK Country Chairman and Upstream Managing Director of Shell UK.

He has served as Chairman of the Shell Foundation (an independent UK-registered charity) since 2009, has been a Non-Executive Director of the Network Rail Board in the UK since 2010 and a Non-Executive Director of the global engineering company CH2M Hill since 2012.

Mr Brinded graduated from Cambridge University with a First Class degree in engineering. He is a Fellow of the UK Institutions of Civil and Mechanical Engineers and the UK Royal Academy of Engineering. He was formerly a UK Business Ambassador, and a member of the Nigerian Presidential International Investment Council, the China Council for International Cooperation on Environment and Development and the Shanghai International Business Leaders’ Advisory Council.

In 2002, Mr Brinded was awarded the CBE for services to the UK Oil and Gas Industry.

Further information on BHP Billiton can be found at: www.bhpbilliton.com.

Media Relations

Australia

Emily Perry
Tel: +61 3 9609 2800 Mobile: +61 477 325 803
email: Emily.Perry@bhpbilliton.com

Fiona Hadley
Tel: +61 3 9609 2211 Mobile: +61 427 777 908
email: Fiona.Hadley@bhpbilliton.com

Eleanor Nichols
Tel: +61 3 9609 2360 Mobile: +61 407 064 748
email: Eleanor.Nichols@bhpbilliton.com

United Kingdom

Ruban Yogarajah
Tel: +44 20 7802 4033 Mobile: +44 7827 082 022
email: Ruban.Yogarajah@bhpbilliton.com

Jennifer White
Tel: +44 20 7802 7462 Mobile: +44 7827 253 764
email: Jennifer.White@bhpbilliton.com

Americas

Ruban Yogarajah
Tel: +44 20 7802 4033 Mobile: +44 7827 082 022
email: Ruban.Yogarajah@bhpbilliton.com

Investor Relations

Australia

Tara Dines
Tel: +61 3 9609 2222 Mobile: +61 499 249 005
email: Tara.Dines@bhpbilliton.com

Jodie Phillips
Tel: +61 3 9609 2069 Mobile: +61 418 710 516
email: Jodie.Phillips@bhpbilliton.com

United Kingdom and South Africa

Jonathan Price
Tel: +44 20 7802 4131 Mobile: +44 7990 527 726
email: Jonathan.H.Price@bhpbilliton.com

Dean Simon
Tel: +44 20 7802 7461 Mobile: +44 7717 511 193
email: Dean.Simon@bhpbilliton.com

Americas

James Agar
Tel: +1 212 310 1421 Mobile: +1 347 882 3011
email: James.Agar@bhpbilliton.com

Joseph Suarez
Tel: +1 212 310 1422 Mobile: +1 646 400 3803
email: Joseph.Suarez@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: Level 16, 171 Collins Street
Melbourne Victoria 3000 Australia
Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: Neathouse Place
London SW1V 1LH United Kingdom
Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton Group which is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited (ABN 49 004 028 077) BHP Billiton Plc (REG. NO. 3196209)
Date : April 15, 2014	By:	/s/ Nicole Duncan
	Name:	Nicole Duncan
	Title:	Company Secretary